Certificate of Amendment	Certificat de modification

I certify that the Articles of	Je déclare que les statuts de

Snow Lake Resources Ltd.

were amended under The Corporations Act in accordance with the attached Articles effective	ont été modifiés sous le régime de la Loi sur les corporations conformément aux statuts ci-joints prenant effet le

2 MAY/MAI 2025

752692889MC0001

Business Number / Numéro d'entreprise

10018421

Registry Number / Numéro de registre

Director / directrice The Corporations Act / Loi sur les corporations

Service Request Number / Numéro de la demande de service - 123348416

SCHEDULE I TO THE ARTICLES OF AMENDMENT

OF

SNOW LAKE RESOURCES LTD.

(the "Corporation")

The amendment to the Articles of the Corporation has been authorized by the shareholders pursuant to subsection 167(1) of The Corporations Act (Manitoba) and the Articles are amended as follows:

By consolidating all of the issued and outstanding Common shares of the Corporation on the basis of one post-consolidation Common share of the Corporation for each 13 pre-consolidation Common shares of the Corporation.

In the event that the consolidation would otherwise result in the issuance of a fractional Common share, no fractional Common shares shall be issued and such fraction will be rounded down to the nearest whole number.